UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

NOTICE REGARDING THE SALE OF SHARES HELD BY UNTRACEABLE SHAREHOLDERS

Tokyo, January 11, 2018 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that MUFG has decided to sell the shares held by untraceable shareholders pursuant to Paragraph 1, Article 197 of the Companies Act of Japan in order to streamline its share management services, as described below.

(Note)	“Untraceable shareholders” are shareholders who have not responded to notices and demands dispatched to their addresses as recorded in the shareholder registry for five consecutive years or more and who have not received dividends for five consecutive years.

1.	List of shareholders whose shares will be sold

Pursuant to Article 198 of the Companies Act of Japan, MUFG will provide public notice by way of electronic public notification on January 17, 2018 of the shareholder numbers, names, addresses and numbers of shares held according to the shareholder registry, of shareholders whose shares will be sold. Please refer to the following MUFG website.

http://www.mufg.jp/ir/publicnotice/

2.	Schedule

January 17, 2018	Public notice and request for objections to the sale of shares held by untraceable shareholders

April 18, 2018	Deadline for objections from untraceable shareholders

May 16, 2018	Sale of shares held by untraceable shareholders(*)

(*)	MUFG plans to purchase as treasury stock the shares held by untraceable shareholders pursuant to Paragraph 3 and 4, Article 197 of the Companies Act of Japan.

3.	Contact details

Shareholders listed in the public notice are requested to contact the following transfer agent if they have inquiries regarding this matter.

Transfer Agent:

Mitsubishi UFJ Trust and Banking Corporation

Shin-TOKYO Post Office post office box No.29

137-8081, JAPAN

Mitsubishi UFJ Trust and Banking Corporation

Corporate Agency Division

Telephone: +81-42-204-0303

Business hours:	9:00 a.m. to 5:00 p.m. Closed Saturday, Sunday and holiday

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